SABRE INDUSTRIES, INC.

1120 Welsh Road, Suite 210

North Wales, Pennsylvania 19454

May 23, 2011

VIA ELECTRONIC TRANSMISSION

Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Sabre Industries, Inc.
Registration Statement on Form S-1
File No. 333-166432

Dear Ms. Anagnosti:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sabre Industries, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4 p.m. Eastern Time on May 25, 2011, or as soon thereafter as practicable.

The Company acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SABRE INDUSTRIES, INC.

By:	/s/ Peter J. Sandore
Name: Peter J. Sandore
Title: President and Chief Executive Officer